Exhibit 2

Approval of legislation regarding spin off of JBIC from JFC

On April 28, 2011, at the 177th ordinary Diet session, a legislative bill to spin off Japan Bank for International Cooperation (“JBIC”) from Japan Finance Corporation (“JFC”), the Japan Bank for International Cooperation Act, was passed into law. Pursuant to this law, on April 1, 2012, the JBIC Operations and the financial operations for facilitating realignment of U.S. Forces in Japan will be transferred out of JFC to establish Japan Bank for International Cooperation (the “new JBIC”). The Japanese Government will own all of the shares of the new JBIC.

After April 1, 2012, with respect to bonds issued prior to the incorporation of JFC on October 1, 2008 by the former Japan Bank for International Cooperation, the legal entity which was dissolved at the time of the incorporation of JFC, the new JBIC and Japan International Cooperation Agency (“JICA”) will jointly and severally assume the obligations. The guarantee on such bonds by the Japanese government will remain in effect under the same conditions and such bonds will continue to rank senior in terms of payment to unsecured general obligations not represented by debt securities.

In addition, with respect to bonds issued by JFC prior to the establishment of the new JBIC on April 1, 2012, the post spin off JFC and the new JBIC will jointly and severely assume the obligations. The guarantee on such bonds by the Japanese government will remain in effect under the same conditions and such bonds will continue to rank senior in terms of payment to unsecured general obligations not represented by debt securities.